Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Business Update – August 2, 2021

Everyone here at Lottery.com (“Lottery.com” or the “Company”) is diligently working on many fronts, including bringing in new partners, new users, new team members, new territories, new affiliates, and new features and products. I am pleased to take this opportunity to provide a business update.

We are delighted to announce that we expect our second quarter 2021 pro forma revenue, including our recently acquired interests in Juega Lotto and Aganar, to be in the range of $10.0 million to $10.5 million. Through the first six months of 2021 our pro forma revenue is tracking ahead of internal estimates and is already more than 60% above the full 12 months of 2020, also on a pro forma basis giving effect to the acquisitions of Juega Lotto and Aganar.

During the last four quarters ended June 30, 2021, sequential revenue growth averaged approximately 87% per quarter, and the Company expects to achieve similar average growth in the near term. This growth does not include the acquired interests in Juega Lotto and Aganar, which are expected to be an additional tailwind to revenue growth. As stated in the recently filed Form S-4, we believe the projected growth of our addressable markets, combined with our strategic operating plan, provide significant opportunities for continued growth.

With respect to the business combination with Trident Acquisitions Corp. (“Trident”), we have posted the anticipated next steps required to close the business combination on our Investor Relations website here, which also shows our significant progress. We expect to receive comments from the SEC on the Form S-4 by approximately the middle of August and we are committed to resolving and responding to such comments on an ongoing basis and having the Form S-4 declared effective and closing the business combination as quickly as possible. Prior to filing the Form S-4, several crucial matters needed to be completed, including finalizing our audited financial statements, closing our acquisition of Juega Lotto and Aganar, and like many SPACs, Trident needed to address the accounting complexities arising from the SEC Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies. Some of these matters caused a shift in our anticipated time to close the business combination. However, as an agile and nimble organization, capable of adjusting to change quickly, we have been accounting for this shift as we execute our growth plans and strategic initiatives.

We are very excited about our plans and initiatives. Our team has been growing in almost all areas, including an expansion of our product and development teams to support our planned launch of innovative new features and products, which we look forward to showing off. We continue to execute agreements with new partners, affiliates, and complimentary service providers, with the goal of expanding our portfolio of products, providing synergies with our current products, and realizing our vision to be a premier global marketplace for all forms of online gaming. Our entire team remains focused on executing upon this vision, without compromise and without distraction, and we remain confident and optimistic about our future.

We are grateful to have this opportunity to continue to build a relationship with Trident’s current and our future investors. On behalf of everyone at Lottery.com, I want to thank you for your ongoing support, appreciation of our vision, and commitment to win together.

Tony DiMatteo

Chief Executive Officer

About Lottery.com

Lottery.com is a leading technology company that is transforming how, where and when lottery is played. Its engaging mobile and online platforms enable players and commercial partners located in the U.S. and internationally to remotely purchase legally sanctioned lottery games. Fans and subscribers look to Lottery.com for compelling, real-time results on more than 800 lottery games from more than 40 countries. Additionally, through WinTogether.org, Lottery.com is fundamentally changing how non-profit donors are incentivized to action by gamifying charitable giving. In all that it does, Lottery.com’s mission remains the same: an uncompromising passion to innovate, grow a new demographic of enthusiasts, deliver responsible and trusted solutions, and promote community and philanthropic initiatives. For more information, visit http://www.lottery.com.

On Feb. 22, 2021, the Company entered into a definitive agreement with Trident (NASDAQ: TDAC) to become a publicly-traded company.

About Trident Acquisitions Corp.

Trident is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Trident's securities are quoted on the Nasdaq stock exchange under the ticker symbols TDACU, TDAC and TDACW. For more information, visit www.tridentacquisitions.com/home.

Important Notice Regarding Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination, Trident and Lottery.com's ability to consummate the proposed business combination, the benefits of the transactions and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Current Report. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com's current plans and operations as a result of the announcement of the transactions; (v) Lottery.com's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com's business and the timing of expected business milestones; (viii) Lottery.com's dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com's ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com's accounting staffing levels; (x) the effects of competition on Lottery.com's future business; (xi) risks related to Lottery.com's dependence on its intellectual property and the risk that Lottery.com's technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this Current Report materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Registration Statement on Form S-4 (“Registration Statement”). Trident's SEC filings are available publicly on the SEC's website at www.sec.gov.

Important Information and Where to Find it

The proposed business combination will be submitted to shareholders of Trident for their consideration. Trident has filed a Registration Statement with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Trident’s stockholders in connection with Trident’s solicitation for proxies for the vote by Trident’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lottery.com’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Trident will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Trident’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Trident’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Trident, Lottery.com and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Trident, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach, (949) 574-3860, TDAC@gatewayir.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s stockholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Lottery.com Contact:

Matthew Schlarb

VP, Investor Relations

(512) 585-7789

ir@lottery.com

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